Exhibit 99.4

SHAREHOLDER AGREEMENT

BY AND AMONG

BULLISH,

ORBIT PRIVATE GP, LLC,

ORBIT PRIVATE INVESTMENTS, L.P.,

ORBIT PRIVATE HOLDINGS I, LTD.

AND

ORBIT PRIVATE HOLDINGS II, LTD.

[DATE]

TABLE OF CONTENTS

Page

SECTION I.	DEFINITIONS	2

1.1	Drafting Conventions; No Construction Against Drafter	2
1.2	Defined Terms	3

SECTION II.	REPRESENTATIONS AND WARRANTIES	6

2.1	Representations and Warranties of the Shareholders	6
2.2	Representations and Warranties of the Company	7

SECTION III.	BOARD MATTERS	8

3.1	Board of Directors	8
3.2	Removal; Nomination Withdrawal	9
3.3	Expenses	9
3.4	Indemnification; Insurance	9
3.5	D&O Insurance	10
3.6	Committees of the Board of Directors	10
3.7	Board Observer	10
3.8	Additional Management Provisions	11

SECTION IV.	RESTRICTIONS ON TRANSFER	11

4.1	Lock-Up Period	11
4.2	Permitted Transfers	12
4.3	Post Lock-Up Transfers	12
4.4	Sale Coordination	13
4.5	Transfers to Siris Limited Partners	14
4.6	Tokenized Form	14

SECTION V.	STANDSTILL AND VOTING RESTRICTIONS	14

5.1	Standstill	14
5.2	Standstill Exceptions	16
5.3	Standstill Termination Events	16
5.4	Waivers	17
5.5	Voting Restrictions	17

SECTION VI.	REGISTRATION RIGHTS	17

6.1	Demand and Piggyback Rights	17
6.2	Notices, Cutbacks and Other Matters	19
6.3	Facilitating Registrations and Offerings	21
6.4	Indemnification	28

i

TABLE OF CONTENTS

(continued)

Page

SECTION VII.	MISCELLANEOUS PROVISIONS	30

7.1	Reliance	30
7.2	Amendment or Supplement	31
7.3	Notices.	31
7.4	Counterparts	32
7.5	Severability	32
7.6	Entire Agreement; Third-Party Beneficiaries	33
7.7	Termination	33
7.8	Assignment	33
7.9	Governing Law; Jurisdiction.	33
7.10	Specific Enforcement	34
7.11	WAIVER OF JURY TRIAL	35
7.12	Further Assurances; Company Logo	35
7.13	No Limitation on Disclosure	35
7.14	Inconsistent Agreements	35
7.15	In-Kind Distributions	35

EXHIBITS AND SCHEDULES

Exhibit A: Form of Joinder Agreement

ii

SHAREHOLDER AGREEMENT

This SHAREHOLDER AGREEMENT (this “Agreement”), dated as of [●] (the “Effective Date”), is made by and among Bullish, an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), Orbit Private GP, LLC, a limited liability company organized under the laws of the Cayman Islands (“Siris”), Orbit Private Investments, L.P., an exempted limited partnership formed and registered under the laws of the Cayman Islands (“Seller”), Orbit Private Holdings I Ltd., a private company limited by shares incorporated in England and Wales (“Orbit I”), Orbit Private Holdings II Ltd., a private company limited by shares incorporated in England and Wales (“Orbit II” and, together with Seller and Orbit I, the “Initial Shareholders”), and any other Shareholder who from time to time becomes party to this Agreement by execution of a joinder agreement substantially in the form of Exhibit A (a “Joinder Agreement”). The Company, Siris, the Initial Shareholders and any other Shareholder that becomes a party hereto are referred to, individually, as a “Party” and, collectively, as the “Parties”. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement (as defined below).

RECITALS

A.    On May 4, 2026, the Company and the Initial Shareholders entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Seller, Orbit I, Orbit II, Halifax Target Ltd., an exempted company incorporated in the Cayman Islands, Armor Holdco Inc., a Delaware corporation, Halifax Merger Sub I, Inc., a Delaware corporation and Halifax Merger Sub II, an exempted company incorporated in the Cayman Islands.

B.    On the terms and subject to the conditions of the Merger Agreement, the Company will issue or cause to be issued to the Initial Shareholders certain Ordinary Shares with respect to which the Company has agreed to provide certain registration rights under the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”) as set forth herein.

C.    On the Effective Date and contemporaneously with the execution and delivery of this Agreement, the transactions contemplated by the Merger Agreement will be consummated, including the issuance of Ordinary Shares to the Initial Shareholders as contemplated thereby (collectively, the “Transactions”).

D.    In connection with the execution and delivery of the Merger Agreement, each of Brendan F. Blumer, Thomas W. Farley and Kokuei Yuan (each, a “Significant Shareholder”) have entered into a share transfer agreement (the “Share Transfer Agreement”), which provides for certain restrictions on the transfer of Ordinary Shares held by such Significant Shareholders as further detailed therein.

E.    Siris, in its capacity as the general partner of Seller, has approved this Agreement and the Transactions.

F.    The Board of Directors of the Company (the “Board of Directors”) has approved this Agreement and the Transactions.

G.    The Parties desire to agree upon the respective rights and obligations with respect to the Ordinary Shares now or hereafter issued and outstanding and held by such Parties and certain other matters with respect to their investment in the Company.

AGREEMENT

Now therefore, in consideration of the foregoing, and the mutual agreements and covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

SECTION I.      DEFINITIONS

1.1      Drafting Conventions; No Construction Against Drafter.

(a)    When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article of, a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant to this Agreement unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein, provided that in the case of any agreement or instrument, only to the extent expressly permitted by this Agreement. References herein to any statute include all rules and regulations promulgated thereunder. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors.

(b)    The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

1.2    Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below.

“Acquisition Proposal” means any proposal or offer (whether or not in writing) by any Person (other than the Company) relating to (a) any acquisition or purchase, directly or indirectly, of any business or assets of the Company representing 15% or more of the consolidated revenues, net income or assets of the Company, (b) any tender offer or exchange offer that, if consummated, would result in any Person or “group” of Persons (as defined in Section 13(d)(3) of the Exchange Act) beneficially owning 15% or more of any class of Equity Interests of the Company, (c) the issuance, sale or other disposition, directly or indirectly, to any Person (or the shareholders of any Person) or “group” of Persons (as defined in Section 13(d)(3) of the Exchange Act) of Equity Interests or equity-based interests representing 15% or more of any class of Equity Interests of the Company, (d) any transaction or series of transactions in which any Person (or the shareholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any “group” which beneficially owns or has the right to acquire beneficial ownership of, Equity Interests or equity-based interests representing 15% or more of any class of Equity Interests of the Company, (e) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange, or similar transaction involving the Company in which shareholders of the Company prior to such transaction will not own at least 85%, directly or indirectly, of the surviving company or (f) any combination of the foregoing.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. For the avoidance of doubt, no portfolio company affiliated with or managed by Siris or any Affiliate thereof shall be deemed to be an Affiliate of Siris or the Initial Shareholders for any purpose under this Agreement.

“Agreement” has the meaning set forth in the preamble.

“Beneficial Ownership” and “Beneficially Own” shall have the meanings ascribed to such terms in Rules 13d-3 and 13d-5 under the Exchange Act (as defined below), without giving effect to any temporal limitations on the acquisition of securities set forth therein.

“Board of Directors” has the meaning set forth in the recitals.

“Company” has the meaning set forth in the preamble.

“Change of Control” means (a) the consummation of any transaction or series of transactions pursuant to which any Person or group (as defined in Section 13(d)(3) of the Exchange Act) acquires, directly or indirectly (i) Beneficial Ownership of more than 50% of the total voting power of the Company or (ii) the power to direct the management or policies of the Company by contract or otherwise, (b) the consummation of any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange, or similar transaction, following which the shareholders of the Company immediately prior to such transaction hold less than 50% of the outstanding voting securities of the surviving or resulting entity or (c) any sale or other disposition of all or substantially all of the assets of the Company.

“Director” means a member of the Board of Directors.

“Effective Date” has the meaning set forth in the preamble.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“FINRA” means the Financial Industry Regulatory Authority.

“Indemnified Party” means any Person that is seeking indemnification pursuant to the provisions of this Agreement.

“Indemnifying Party” means any Party from which a Person is seeking indemnification pursuant to the provisions of this Agreement

“Initial Shareholders” has the meaning set forth in the preamble.

“Investment Professionals” has the meaning set forth in Section 3.8.

“Joinder Agreement” has the meaning set forth in the preamble.

“Lock-Up Period” has the meaning set forth in Section 4.1.

“Lock-Up Shares” has the meaning set forth in Section 4.1.

“Losses” has the meaning set forth in Section 6.4(a).

“Merger Agreement” has the meaning set forth in the recitals.

“Necessary Action” means, with respect to a specified result, all actions (to the extent such actions are permitted by applicable Law and, in the case of any action by the Company that requires a vote or other action on the part of the Board of Directors (or a committee thereof duly authorized to act with the authority of the Board of Directors), to the extent such action is consistent with the exercise of fiduciary duties that the Company’s directors may have in such capacity) necessary to cause such result, including, to the extent applicable, (a) including each Siris Director in the Board of Directors’ slate of nominees to the shareholders of the Company at every applicable meeting of the shareholders of the Company called with respect to the election of directors to the Board of Directors, (b) including each Siris Director in the proxy statement prepared by management of the Company in connection with soliciting proxies for every applicable meeting of the shareholders of the Company called with respect to the election of directors to the Board of Directors, and at every adjournment or postponement thereof, and on every action or approval by written consent of the Board of Directors (or a committee thereof duly authorized to act with the authority of the Board of Directors) with respect to the election of directors to the Board of Directors (and unanimously recommending the shareholders of the Company vote in favor of the election of each Siris Director at all such times), (c) not nominating any candidate for the slate of nominees for each applicable election of directors to the Board of Directors in opposition to the election of any Siris Director, (d) seeking the adoption of shareholders’ resolutions and amendments to the organizational documents of the Company, if necessary, (e) executing necessary agreements and instruments, and (f) making or causing to be made, with governmental, administrative or regulatory authorities, all filings, registrations or similar actions that are required, in the case of each of clauses (d) – (f), to achieve such result.

“NYSE” means the New York Stock Exchange.

“Orbit I” has the meaning set forth in the preamble.

“Orbit II” has the meaning set forth in the preamble.

“Ordinary Shares” means the ordinary shares, par value $0.002 per share, of the Company.

“Ownership Cap” has the meaning set forth in Section 5.1(a).

“Party” or “Parties” has the meaning set forth in the preamble.

“Permitted Transferee” means (a) any Affiliate of Siris, including any Fund, partnership, limited liability company or other entity directly or indirectly controlling, controlled by or under common control with Siris (but excluding any portfolio company affiliated with or managed by Siris or any Affiliate thereof), (b) any director, officer or employee of Siris or any Affiliate thereof, or (c) any direct or indirect member, manager or advisor or general or limited partner of Siris or its Affiliates (such limited partners, the “Siris Limited Partners”) that is the transferee of Ordinary Shares pursuant to a pro rata distribution of shares by Siris or its Affiliates to its partners, members or other equityholders, as applicable (or any subsequent transfer of such shares by the transferee to another Permitted Transferee); provided that, any Ordinary Shares Transferred to the Persons described in clauses (b) and (c) (each of such Persons, a “Restricted Transferee”) shall, following such Transfer (i) no longer be Registrable Securities hereunder, (ii) not be taken into account for purposes of Siris’ right to designate the Siris Directors pursuant to Section 3.1 and (iii) not be subject to the voting restrictions set forth in Section 5.5.

“Potential Takedown Participant” has the meaning set forth in Section 6.2(c)(i).

“Registrable Securities” means (a) the Ordinary Shares received by the Initial Shareholders in connection with the Transactions and (b) any other shares or other Equity Interests issued or issuable with respect thereto (whether by way of a stock dividend, stock split or in exchange for or in replacement or upon conversion of such shares or otherwise in connection with a combination of shares, reclassification, recapitalization, merger, consolidation or other corporate reorganization). As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (a) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of pursuant to such registration statement, (b) a registration statement on Form S-8 (or any successor form) covering such securities is effective and the holder thereof is not an Affiliate of the Company, (c) such securities shall have been sold (or become eligible for sale without volume limitations) pursuant to Rule 144 under the Securities Act, (d) such securities have been Transferred to a Restricted Transferee or any Person other than an Affiliate of Siris or (e) such securities shall have ceased to be outstanding.

“Restricted Transferee” has the meaning set forth in the definition of Permitted Transferee.

“SEC” means the Securities and Exchange Commission.

“Securities Act” has the meaning set forth in the recitals.

“Seller” has the meaning set forth in the preamble.

“Share Transfer Agreement” has the meaning set forth in the recitals.

“Shareholder” means, collectively, (a) the Initial Shareholders and (b) any Permitted Transferee of the Initial Shareholders that becomes a party hereto in accordance with the terms of this Agreement and by executing a Joinder Agreement.

“Shelf Takedown Notice” has the meaning set forth in Section 6.2(c)(i).

“Significant Shareholder” has the meaning set forth in the recitals.

“Siris” has the meaning set forth in the preamble.

“Siris Director” has the meaning set forth in Section 3.1(a).

“Siris Observer” has the meaning set forth in Section 3.7.

“Standstill Period” has the meaning set forth in Section 5.1.

“Standstill Termination Event” has the meaning set forth in Section 5.3.

“Transfer” means any direct or indirect transfer, donation, sale, assignment, pledge, hypothecation, grant of a security interest in, grant of any option to purchase, make any short sale or other disposal or attempted disposal of all or any portion of a security, any interest or rights in a security, or any rights under this Agreement.

“Transferee” means the recipient of a Transfer.

“WKSI” means a well-known seasoned issuer, as defined in the Securities Act Rule 405.

SECTION II.     REPRESENTATIONS AND WARRANTIES

2.1      Representations and Warranties of the Shareholders. Each Shareholder hereby represents, warrants and covenants to the Company as follows:

(a)     Such Shareholder has full power and authority to enter into this Agreement and perform its obligations hereunder.

(b)     This Agreement constitutes the valid and binding obligation of such Shareholder enforceable against it in accordance with its terms.

(c)     The execution, delivery and performance by such Shareholder of this Agreement: does not and will not violate any Laws of the United States or any state or other jurisdiction applicable to such Shareholder, or require such Shareholder to obtain any approval, consent or waiver of, or to make any filing with, any Person that has not been obtained or made, (ii) does not and will not constitute a breach of or default (with or without notice or lapse of time, or both) under, conflict with, breach or give rise to any right of termination, acceleration, cancellation or the loss of any benefit under (x) the organizational documents of such Shareholder (to the extent such Shareholder is not a natural Person) or (y) any provision of any Contract to which such Shareholder is a party or by which the property of such Shareholder is bound or affected and (iii) does not and will not result in the creation or imposition of any mortgage, pledge, lien, security interest or other charge or encumbrance on any of the assets or properties of such Shareholder.

(d)     Such Shareholder (i) is acquiring the Ordinary Shares received by it in connection with the Transactions in accordance with and pursuant to the Merger Agreement or as a Permitted Transferee, as applicable, for its own account, solely for investment and not with a view toward, or for sale in connection with, any distribution thereof in violation of any federal or state securities or “blue sky” laws, or with any present intention of distributing or selling such Ordinary Shares in violation of any such laws, (ii) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Ordinary Shares and of making an informed investment decision, (iii) is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act and (iv) acknowledges the Ordinary Shares issued to it pursuant to the Merger Agreement or acquired by it as a Permitted Transferee, as applicable, may not be Transferred unless such Transfer is registered under applicable federal and state securities Laws or is made pursuant to an exemption from registration under any federal or state securities Laws, and in each case in accordance with this Agreement.

2.2      Representations and Warranties of the Company. The Company hereby represents, warrants and covenants to each Shareholder as follows:

(a)    The Company has full corporate power and authority to enter into this Agreement and perform its obligations hereunder.

(b)     This Agreement constitutes the valid and binding obligation of the Company enforceable against it in accordance with its terms.

(c)     The execution, delivery and performance by the Company of this Agreement: does not and will not violate any Laws of the United States or any state or other jurisdiction applicable to the Company, or require the Company to obtain any approval, consent or waiver of, or to make any filing with, any Person that has not been obtained or made, (ii) does not and will not constitute a breach of or default (with or without notice or lapse of time, or both) under, conflict with, breach or give rise to any right of termination, acceleration, cancellation or the loss of any benefit under (x) the organizational documents of the Company or (y) any provision of any Contract to which the Company is a party or by which the property of the Company is bound or affected and (iii) does not and will not result in the creation or imposition of any mortgage, pledge, lien, security interest or other charge or encumbrance on any of the assets or properties of the Company.

SECTION III.   BOARD MATTERS

3.1      Board of Directors

(a)    General. From and after the Effective Date, at any annual or special meeting (or action by written consent) for the election of Directors, the Company shall take all Necessary Action, subject to the following provisos, to cause the election or reelection of the following Directors to the Board of Directors (each such Director, a “Siris Director”), (i) for so long as the Initial Shareholders and their Permitted Transferees (excluding any Restricted Transferees) beneficially own, in the aggregate, both (A) at least 80% of the Ordinary Shares received as Closing Consideration and (B) in excess of 20%1 of the Ordinary Shares then issued and outstanding, two Directors selected by Siris to the Board of Directors, who shall initially be Frank Baker and Grant Weisberg, and (ii) for so long as the Initial Shareholders and their Permitted Transferees (excluding any Restricted Transferees) beneficially own, in the aggregate, at least 40% of the Ordinary Shares received as Closing Consideration, one Director selected by Siris to the Board of Directors. Each Siris Director may not be removed as a Director on the Board of Directors by the Company under any circumstances, except as provided under Section 3.2. In the event that a vacancy is created on the Board of Directors at any time due to the death, disability, retirement, resignation, or removal of a Siris Director, then Siris shall have the right to designate an individual, who meets the requirements of this Section 3.1(a) and has been approved by the Board of Directors excluding any Siris Directors (such approval not to be unreasonably withheld, conditioned or delayed), to fill such vacancy to be appointed by the Board of Directors as promptly as practicable. In the event that Siris shall fail to designate in writing a representative to fill the vacant Siris Director seat on the Board of Directors, such Board of Directors seat shall remain vacant until such time as Siris selects an individual to fill such seat in accordance with this Section 3.1(a), and during any period where such seat remains vacant, the Board of Directors nonetheless shall be deemed duly constituted. The Company’s obligations with respect to Section 3.1(a) shall be subject to (a) the provisions of the Company’s Articles of Association, (b) each Siris Director’s satisfaction of all requirements regarding service as a Director under applicable Law and applicable rules of any stock exchange or self-regulatory organization and (c) each Siris Director’s compliance with all policies, processes, procedures, codes, rules, standards, and guidelines applicable, from time to time, to members of the Board of Directors, including, but not limited to, the Company’s Code of Conduct, and policies on confidentiality, ethics, hedging and pledging of the Company’s securities, public disclosures, stock trading, and stock ownership (collectively, the “Board Policies and Procedures”). Siris will direct each Siris Director to consent to such reference and background checks or other investigations as the Board of Directors may reasonably request in order to determine each Siris Director’s eligibility and qualification to serve as contemplated hereunder. Notwithstanding the foregoing, the rights granted to Siris under this Section 3.1(a) shall terminate and be of no further force and effect immediately upon the occurrence of a Change of Control.

1 Percentage to be equitably adjusted downward to account for any dilutive issuances by the Company in accordance with the Merger Agreement in the Pre-Closing Period, as applicable.

(b)    Initial Appointment. The Siris Directors shall be appointed by the Board of Directors on (or as promptly as practicable following) the Effective Date to serve until the next annual meeting of shareholders of the Company after the Effective Date, and, provided such appointment rights have not terminated in accordance with Section 3.1(a), the Board of Directors and the Company shall include each applicable Siris Director in the slate of nominees recommended to the shareholders of the Company for election as a director at any annual or special meeting (or action by written consent) of the shareholders of the Company at or by which Directors are to be elected.

(c)    Recusal. Each Siris Director shall be required to, and Siris shall cause such Siris Director to, recuse himself or herself from participation in any deliberation or vote of the Board of Directors or applicable committee thereof with respect to any matters arising under or related to this Agreement or the Merger Agreement.

3.2    Removal; Nomination Withdrawal. The Board of Directors shall not remove any Siris Director or decline or withdraw any nomination or, subject to the Board of Directors’ duties under applicable Law, recommendation regarding any Siris Director required under Section 3.1(b), unless (i) Siris delivers to the Board of Directors a written request for such withdrawal or (ii) the Nominating and Corporate Governance Committee of the Board of Directors determines reasonably and in good faith, applying criteria consistent with those applied to other Directors of or nominees to the Board of Directors, after consultation with outside legal counsel, that such Siris Director is prohibited or disqualified from serving as a director of the Board of Directors under any rule or regulation of the SEC or NYSE or is a “bad actor” (as such term is defined in Rule 506(d) under the Securities Act); provided, however, that, in each case, Siris shall have the right to designate to the Board of Directors, in lieu of such Siris Director, a new Siris Director. Siris shall direct any Siris Director to promptly resign from the Board of Directors if Siris loses its right to nominate a Siris Director pursuant to Section 3.1(a).

3.3    Expenses. The Company agrees that the Siris Directors shall receive the same benefits of any expense reimbursement arrangements that are available generally to the other members of the Board of Directors, as set forth in any applicable director agreement of the Company in effect from time to time.

3.4    Indemnification; Insurance. The Company agrees that the Siris Directors shall receive the same benefits of any indemnity and exculpation arrangements that are available generally to the other members of the Board of Directors, in each case as set forth in the Company’s organizational documents and any director indemnification agreement of the Company in effect from time to time.

3.5    D&O Insurance. The Company agrees that the Siris Directors shall receive the same benefits of director and officer insurance that are available generally to the other members of the Board of Directors, as set forth in the Company’s organizational documents and any director indemnification agreement of the Company in effect from time to time.

3.6    Committees of the Board of Directors. So long as Siris has the right to designate at least one Siris Director to the Board of Directors pursuant to this Agreement, one Siris Director will be appointed to each of the Compensation Committee and the Nominating and Corporate Governance Committee of the Board of Directors, as well as any committee of the Board of Directors that may be newly-formed after the Effective Date from which a Siris Director is not conflicted or disqualified from serving under applicable Law or stock exchange rules.

3.7    Board Observer. In the event (a) a Siris Director (or any replacement for a Siris Director) is not elected by the shareholders of the Company as a Director in accordance with this Section III or (b) Siris determines not to appoint or nominate a Director to the Board of Directors, in each case, at any time Siris is entitled to nominate a Siris Director pursuant to Section 3.1(a), Siris shall be entitled to appoint one non-voting observer (a “Siris Observer”) to the Board of Directors in lieu of any such Siris Director; provided that, such Siris Observer (x) shall be required to comply in all respects with any obligations applicable to Siris Directors as set forth in this Agreement and the organizational documents of the Company and (y) shall be subject to the appointment criteria applicable to Siris Directors set forth in Section 3.1(a). Any Siris Observer shall be entitled to attend and participate in any meeting of the Board of Directors that the Siris Observer would have been entitled to attend had he or she served as a Siris Director, but shall not, for the avoidance of doubt, have any voting rights at such meetings. the Company shall give the Siris Observer copies of all notices, minutes, consents and other materials that it provides to directors of the Board of Directors at the same time and in the same manner as provided such directors; provided, however, that the Company and the Board of Directors may withhold from the Siris Observer any materials or exclude the Siris Observer from any meeting or portion thereof if and to the extent the Board of Directors, in good faith and after consultation with counsel, determines that such exclusion or withholding is reasonably necessary to preserve the attorney‑client privilege, attorney work product doctrine, or other applicable privilege or immunity. Any Siris Observer shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided. For the avoidance of doubt, any Siris Observer’s appointment shall terminate immediately upon the appointment or election of the applicable Siris Director (or at such time as Siris is not entitled to appoint the applicable Siris Director in accordance with the terms hereof).

3.8      Additional Management Provisions.

(a)    Siris agrees and that, subject to applicable Law, it will cause the Siris Directors and, if applicable, the Siris Observer, not to share any confidential, non-public information regarding the Company and its Subsidiaries (the “Confidential Information”) with any Person other than Siris and any investment professional at any investment fund affiliated with or managed by Siris (who will reasonably need access to such information in connection with Siris’ monitoring of its direct or indirect investment in the Company) (the “Investment Professionals”), any Shareholder and their respective directors and officers; provided that, each such Person is advised of the non-public nature of any such information. Each of Siris, the Initial Shareholders and any Permitted Transferee agrees, and will require each of its directors and officers and the Investment Professionals to agree, to hold in confidence and not use or disclose to any third party any Confidential Information. Each of Siris, the Initial Shareholders and any Permitted Transferee further agrees to be fully responsible for any breach of this Section 3.8 by any of its directors or officers or any of the Investment Professionals. Notwithstanding the foregoing, in the event that any of such Persons are required by Law or legal or judicial process (including without limitation, by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any of the Confidential Information, each such Person may disclose such Confidential Information, and only the portion of such Confidential Information, that, based on an opinion of such Person’s counsel, is required by Law to be disclosed, but only after providing the Company, to the extent not prohibited by Law, with prior written notice and an opportunity to limit or eliminate such disclosure, including through the procurement of a protective order or other judicial remedy. Prior to disclosure of any Confidential Information in accordance with the preceding sentence, such Person shall provide such cooperation to the Company as the Company shall reasonably request in order to limit or eliminate disclosure of any Confidential Information and shall use its reasonable best efforts to obtain a commitment from the Persons to whom such Confidential Information is disclosed that such Persons will afford such information confidential treatment.

(b)    The Company hereby agrees, notwithstanding anything to the contrary in any other agreement or at law or in equity, that, to the maximum extent permitted by applicable Law, when any Shareholder, in its capacity as a shareholder of the Company, takes any action under this Agreement to give or withhold its consent, such Shareholders shall have no duty (fiduciary or other) to consider the interests of the Company or other shareholders of the Company and may act exclusively in its own interest; provided, however, that the foregoing shall in no way affect the obligations of the Parties to comply with the provisions of this Agreement.

(c)    Each of the Shareholders, individually and not jointly, covenants and agrees with the Company, and the Company covenants and agrees with each of the Shareholders, that it shall take all Necessary Action to ensure that the organizational documents of the Company do not, at any time, conflict in any material respect with the provisions of this Agreement.

SECTION IV.  RESTRICTIONS ON TRANSFER

4.1    Lock-Up Period. From and after the Effective Date, subject to Section 4.2, each of Siris and the Initial Shareholders agrees that it shall not, and shall cause the Shareholders not to, directly or indirectly, Transfer the Ordinary Shares received as Closing Consideration under the Merger Agreement or as an adjustment to such Closing Consideration pursuant to Section 1.11 of the Merger Agreement (such Ordinary Shares, the “Lock-Up Shares”); provided that this Section 4.1 shall not restrict or limit (a) any such Transfer(s) of up to 25% of the Lock-Up Shares from and after the date that is six months following the Effective Date, (b) any such Transfer(s) of up to a further 25% of such Lock-Up Shares from and after the date that is 12 months following the Effective Date, and (c) any such Transfer(s) of up to 100% of such Lock-Up Shares from and after the date that is 18 months following the Effective Date (as applicable, the “Lock-Up Period”).

4.2      Permitted Transfers. Notwithstanding Section 4.1, Siris may at any time, directly or indirectly, Transfer any such Lock-Up Shares:

(a)    to any Permitted Transferee; provided that any such Permitted Transferee executes a Joinder agreeing to be bound by all of the obligations applicable to the Initial Shareholders as set forth herein and provided that any such Transfer shall be in compliance with Section 4.5 hereof;

(b)    pursuant to any pledge of Registrable Securities as collateral in connection with a bona fide margin loan, credit facility, or other financing arrangement with an institutional lender, or any Transfer resulting from the enforcement of such pledges;

(c)    by virtue of the laws of the state of a Shareholder’s organization and a Shareholder’s organizational documents upon dissolution of such entity;

(d)    to the extent required by applicable Law or self-regulatory requirement or to the extent requested by any governmental, administrative or regulatory authority exercising jurisdiction over such Shareholder;

(e)    in connection with a registered underwritten offering pursuant to Section VI;

(f)    pursuant to any merger, consolidation, tender or exchange offer, recapitalization or other business combination transaction involving the Company that has been approved by the Board of Directors or recommended (or not recommended against, in the case of a tender or exchange offer commenced (within the meaning of Rule 14d-2 under the Exchange Act) by a third party) by the Board of Directors to the shareholders of the Company; or

(g)    in connection with any proposed open market sale of Ordinary Shares by any Significant Shareholder which represents more than 1% of the Company’s then issued and outstanding Ordinary Shares within any 90-day period in the manner contemplated by the Share Transfer Agreement, solely to the extent necessary to permit Siris to participant in such sale on a pro rata basis.

4.3     Post Lock-Up Transfers. Following the expiration of the applicable Lock-Up Period, a Shareholder may, subject to Section 4.4, Transfer the applicable Lock-Up Shares beneficially owned by it without restriction, subject only to the volume and manner-of-sale limitations of Rule 144 under the Securities Act, unless the Registrable Securities are sold pursuant to an effective registration statement under the Securities Act or a registered underwritten offering pursuant to Section VI.

4.4      Sale Coordination.

(a)    In connection with any proposed open market sale or disposition of Registrable Securities by any Shareholder or group of Shareholders, which sale or disposition represents more than 1% of the Company’s then issued and outstanding Ordinary Shares within any 90-day period (each, a “Material Disposition”), any such Shareholder or group of Shareholders shall provide advance written notice to each of the Significant Shareholders not less than ten trading days prior to the anticipated commencement of such Material Disposition and shall consult in good faith with the Significant Shareholders regarding the timing and manner of such proposed disposition, with a view to promoting an orderly market for the Ordinary Shares;

(b)    Following such notice, the Company shall, during such notice period, facilitate an informational sharing process among the initiating Shareholder or group of Shareholders and the Significant Shareholders to discuss such promotion as described in Section 4.4(a). Each Significant Shareholders may, during such period, indicate such Significant Shareholder’s interest in participating in any resulting process that might facilitate such promotion;

(c)    Each initiating Shareholder or group of Shareholders agrees to consider in good faith any expressions of interest received from the Significant Shareholders and, to the extent reasonably practicable, to take such indications into account in determining the manner of execution of the proposed Material Disposition, including through the use of a mutually acceptable broker or sales agent or coordination among their respective brokers for the purpose of minimizing market disruption through customary execution practices;

(d)    In connection with any Material Disposition, each initiating Shareholder or group of Shareholders shall consider in good faith, together with the Significant Shareholders, the feasibility of effecting such disposition through an underwritten offering, block trade or other coordinated transaction structure, including engaging one or more financial institutions to explore such alternatives;

(e)    The Company shall, upon reasonable request of any Shareholder or group of Shareholders, provide reasonable administrative and logistical assistance in connection with the foregoing;

(f)    The Parties acknowledge and agree that (i) any discussions or indications of interest pursuant to this Section 4.4 are intended solely to facilitate orderly execution of transactions, (ii) nothing herein shall constitute any agreement or understanding to limit, condition or control the price, timing or volume of trading in the Ordinary Shares, and (iii) each Shareholder or group of Shareholders and the Significant Shareholders shall retain sole and independent discretion with respect to all investment and voting decisions; and

(g)    The Parties intend that this Agreement shall be interpreted and applied in a manner consistent with all applicable securities laws, including the Exchange Act. Nothing herein shall be deemed to create a “group” within the meaning of Section 13(d) of the Exchange Act. No provision of this Agreement shall be construed to require or permit any conduct that would constitute market manipulation or otherwise violate applicable securities laws, including any agreement to stabilize, fix or otherwise influence the market price of the Ordinary Shares

4.5    Transfers to Siris Limited Partners. Notwithstanding the foregoing or anything in this Agreement to the contrary, (a) no Transfer of Ordinary Shares to any Siris Limited Partners shall be permitted for a period of six months following the Effective Date and (b) following the expiration of such period, any Transfer of 1,000,000 or more Ordinary Shares during any three month period to any Siris Limited Partner(s) shall require the applicable transferring Shareholder(s) to provide the Company with at least nine months written notice prior to effecting any such Transfer.

4.6    Tokenized Form. Each of the Initial Shareholders and any Permitted Transferee agrees that, until the end of the Lock-Up Period, it will, once a tokenized form of Ordinary Shares is generally publicly available and as permitted by applicable Law, use its commercially reasonable efforts to hold any Ordinary Shares held by it in any such tokenized form.

SECTION V.    STANDSTILL AND VOTING RESTRICTIONS

5.1    Standstill. During the period commencing on the Effective Date and ending on the earlier to occur of (i) the Standstill Termination Event, and (ii) such earlier or later date as Siris and the Company may mutually agree in writing (the “Standstill Period”), Siris agrees that it (acting alone or as part of a group) shall not, and shall cause its Affiliates not to, directly or indirectly:

(a)    acquire, agree to acquire, propose, seek or offer to acquire, whether by purchase, tender or exchange offer, merger, consolidation, business combination or otherwise, beneficial ownership of any equity or debt securities of the Company (including, but not limited to, any rights, warrants, options or other securities convertible into or exercisable or exchangeable for Equity Interests of the Company) that would result in Siris and its Affiliates beneficially owning, in the aggregate, more than [●]%2 of the issued and outstanding Ordinary Shares (the “Ownership Cap”); it being understood and agreed that (i) Siris and its Affiliates shall not be required to divest any securities solely as a result of the Ownership Cap being exceeded due the Company repurchases or other reductions in the Company’s outstanding shares (provided that Siris shall not thereafter acquire additional securities unless its beneficial ownership is below the Ownership Cap following such acquisition), (ii) Siris and its Affiliates may acquire securities to the extent necessary to maintain its then-current percentage beneficial ownership in connection with any equity issuance by the Company on a pro rata basis and (iii) any issuance of Ordinary Shares pursuant to the terms of the Merger Agreement that cause Siris and its Affiliates to exceed the Ownership Cap shall not constitute a breach of this Section 5.1(a);

2 Amount to equal percentage of Ordinary Shares received as Closing Consideration.

(b)    make, effect, initiate, propose or participate in any tender offer, exchange offer, merger, business combination, recapitalization, restructuring or similar extraordinary transaction involving the Company that is not approved by the Board of Directors; provided that Siris and its Affiliates may (i) tender shares into a third party tender offer or exchange offer, provided the Board of Directors has not recommended against such offer, (ii) vote in favor of any transaction that has been approved by the Board of Directors, and (iii) communicate with the Board of Directors regarding any Acquisition Proposal on a non-public basis; provided that, if such Acquisition Proposal would reasonably be expected to require recusal of the Siris Directors in any deliberation or vote of the Board of Directors with respect to such Acquisition Proposal (excluding any such matters directly related to the Non-Core Assets or the Non-Core Business), Siris and its Affiliates may only communicate with the Board of Directors with respect to such Acquisition Proposal if specifically invited in writing by the Board of Directors (it being understood that the execution of this Agreement does not constitute such an invitation);

(c)    solicit or participate in any solicitation of, proxies or consents or assist any Person in doing so, make any public announcement with respect to any form of shareholder vote or consent, or enter into any voting trust, voting agreement or other similar arrangement or understanding with respect to any Equity Interests of the Company with any third party other than any Affiliates of Siris; it being understood that, subject to Section 5.5, Siris and its Affiliates may vote their shares in their sole discretion on any matter submitted to shareholders without restriction by this Agreement, and that Siris and its Affiliates may execute and deliver revocable proxies in connection with any matter submitted to shareholders at any meeting of the shareholders of the Company;

(d)    seek to call a special meeting of shareholders or initiate any shareholder proposal or consent solicitation with respect to the election or removal of Directors (other than in connection with the exercise of any Siris Director designation or nomination rights set forth in this Agreement) or any extraordinary corporate transaction involving the Company; provided that Siris and its Affiliates may submit any proposal with respect to any matter that the Board of Directors has specifically invited Siris to submit in writing;

(e)    make any public statement that constitutes or would reasonably be expected to constitute, or would reasonably be expected to lead to, an Acquisition Proposal, a Change of Control, any change in the composition of the Board of Directors (other than the exercise of any Siris Director designation or nomination rights set forth in this Agreement) or any change in the control or strategy of the Company; provided, however, that the foregoing shall not restrict Siris and its Affiliates from (i) making any public disclosure required by applicable Law or stock exchange rules, (ii) privately responding to any unsolicited Acquisition Proposal communicated directly to Siris by a bona fide third party (provided that Siris informs the Company of the identity of the Person making such Acquisition Proposal and provides the Company with a description of the material terms of such Acquisition Proposal), or (iii) making customary investor communications not specifically directed at the Company;

(f)    form, join, or participate in a partnership, limited partnership, syndicate, “group” (within the meaning of Rule 13d-3 of the Exchange Act), or other arrangement with any third party (other than Permitted Transferees who are not Restricted Transferees) for the purpose of taking any action restricted by this Section V;

(g)    demand a copy of the Company’s stock ledger, list of shareholders or any other books and records of the Company;

(h)    take any action that would reasonably be expected to require the Company to make a public announcement regarding a transaction resulting from any of the foregoing events;

(i)    enter into any negotiations, agreements or understandings with any Person with respect to any of the foregoing, make any statement inconsistent with any of the foregoing or publicly announce any plan or intention to do any of the foregoing; or

(j)    contest the validity of this Section V or make, initiate, take or participate in any demand, action (legal or otherwise) or proposal to amend, waive or terminate any provision of this Section V.

5.2      Standstill Exceptions. Notwithstanding the foregoing, nothing in this Section V or otherwise in this Agreement shall prohibit:

(a)    Subject to Section 5.5, any of Siris and its Affiliates from voting the Ordinary Shares beneficially owned by it in its sole discretion;

(b)    any of Siris and its Affiliates from acquiring additional securities of the Company pursuant to any stock split, stock dividend, recapitalization or similar transaction affecting all holders of Ordinary Shares generally;

(c)    any Siris Director who is affiliated with or designated by Siris from acting in his or her capacity as a Director, including participating in deliberations, voting, making proposals or otherwise fulfilling his or her fiduciary duties to the Company and its shareholders; or

(d)    any of Siris and its Affiliates from (i) privately communicating, on a confidential basis, with the Directors or officers of the Company, or any other employee or advisor of the Company with respect to any matter relating to the Company’s business, affairs, strategies or prospects; provided that, if such communications involve an Acquisition Proposal that would reasonably be expected to require recusal of the Siris Directors in any deliberation or vote of the Board of Directors with respect to such Acquisition Proposal (excluding any such matters directly related to the Non-Core Assets or the Non-Core Business), Siris and its Affiliates may only communicate with the Board of Directors with respect to such Acquisition Proposal if specifically invited in writing by the Board of Directors (it being understood that the execution of this Agreement does not constitute such an invitation), (ii) exercising any contractual right or privilege granted to it under this Agreement or any other agreement with the Company, (iii) engaging in any discussion with any financial institution, legal counsel or advisor in connection with the foregoing (subject to obligations of confidentiality) or (iv) making any disclosure required by applicable Law or stock exchange rules, including any required filings on Schedule 13D or Schedule 13G.

5.3      Standstill Termination Events. The obligations of Siris and its Affiliates under Section 5.1 shall automatically terminate and be of no further force or effect immediately in the event that Siris has not had the right to designate a Siris Director to the Board of Directors pursuant to this Agreement for a period of at least six months (the “Standstill Termination Event”).

5.4    Waivers. The Board of Directors may waive any restriction imposed on Siris and its Affiliates under this Section V with respect to any specific action by written notice to Siris; provided that any such waiver shall be specific to the action described therein and shall not constitute a general waiver of any other restriction or a waiver of such restriction with respect to any subsequent action.

5.5    Voting Restrictions. On each matter requiring a special resolution pursuant to the Companies Act (As Revised) of the Cayman Islands that is brought to a vote at any annual or special meeting of the Company’s shareholders or proposed to be taken by consent of the Company’s shareholders in lieu of a shareholder meeting, the Initial Shareholders (and any Affiliate thereof) (the “Covered Shareholders”) shall vote or duly execute and deliver a shareholder consent with respect to, as applicable, any Ordinary Shares that are Beneficially Owned by such shareholders in excess of the Voting Cap Threshold in the same proportion as the shareholders (other than the Covered Shareholders and the Significant Shareholders) vote their Ordinary Shares in respect of such matter (disregarding any shareholders that do not vote); provided, however, that, for a period of two years following the Effective Date, the restrictions set forth in this Section 5.5 shall not apply to any shareholder vote in respect of a prospective Change of Control of the Company for a cash purchase price of less than $100 per share. “Voting Cap Threshold” means the outstanding Ordinary Shares collectively constituting 15% of the total voting power of all outstanding Ordinary Shares of the Company on such matter as of the applicable record date.

SECTION VI.  REGISTRATION RIGHTS

6.1     Demand and Piggyback Rights.

(a)    Right to Piggyback on a Non-Shelf Registered Offering. In connection with any registered offering of Ordinary Shares covered by a non-shelf registration statement (at the initiative of the Company), the Shareholders may exercise piggyback rights to have included in such offering Registrable Securities held by them. The Company will facilitate in the manner described in this Agreement any such non-shelf registered offering.

(b)    Shelf Registration Covering Resale of Registrable Securities. As soon as reasonably practicable following the date of this Agreement, the Company will prepare and file a shelf registration statement on Form F-3 or a successor form (or, if such form is not available, on Form F-1) for, and otherwise facilitate in the manner described in this Agreement a shelf registration statement for the Registrable Securities held by the Shareholders. The Company shall use commercially reasonable efforts to cause such registration statement to become effective after the filing thereof, and in any event no later than the date that is six months following the Effective Date, and to keep such registration statement (and any successor registration statement) continuously effective, and to supplement and amend such registration statement to the extent necessary to ensure that such registration statement is available or, if not available, to ensure that another registration statement is available under the Securities Act at all times until the earlier of (i) the date when all of the Registrable Securities covered by such registration statement have been sold and (ii) the date on which Shareholder is able to sell the Registrable Securities without restriction (including any volume limitation) pursuant to Rule 144 promulgated under the Securities Act. In the event the Company files the shelf registration statement on Form F-1 pursuant to this Section 6.1(b), as soon as the Company qualifies for, and is able to include all Registrable Securities on, Form F-3, the Company shall use commercially reasonable efforts to, as soon as practicable, (x) convert such shelf registration statement to a shelf registration statement on Form F-3 or (y) file a subsequent shelf registration statement on Form F-3. For the avoidance of doubt, the Company shall use its commercially reasonable efforts to maintain the effectiveness of the then-effective shelf registration statement while preparing and seeking effectiveness of any amendment necessary to convert such shelf registration statement to a registration statement on Form F-3 or any subsequent registration statement on Form F-3, as applicable.

(c)    Demand and Piggyback Rights for Shelf Takedowns. Upon the demand of a majority-in-interest of the then outstanding Registrable Securities held by the Shareholders, made on no more than three occasions in any calendar year, the Company will facilitate in the manner described in this Agreement a “takedown” of Registrable Securities off of an effective shelf registration statement. In connection with any underwritten shelf takedown (whether pursuant to the exercise of such demand rights or at the initiative of the Company), subject to Section 6.2, the Shareholders may exercise piggyback rights to have included in such takedown Registrable Securities held by them that are registered on such shelf. A demand for a shelf takedown for an offering that will result in the imposition of a lockup on the Company may not be made unless the Registrable Securities requested to be sold by the demanding Shareholder in such offering have an aggregate market value (based on the most recent closing price of Ordinary Shares at the time of the demand) of at least $100 million (or such lesser amount if all Registrable Securities registered on such shelf and held by the demanding Shareholder are requested to be sold).

(d)    Limitations on Demand and Piggyback Rights.

(i)    Any demand for the filing of a registration statement or for a registered offering or shelf takedown will be subject to the constraints of any applicable lockup arrangements (including, for the avoidance of doubt, as set forth in Section IV hereof), and such demand must be deferred until such lockup arrangements no longer apply. If a demand has been made for a non-shelf registered offering or for an underwritten takedown, no further demands may be made so long as the related offering is still being pursued. Notwithstanding anything in this Agreement to the contrary, the Shareholders will not have piggyback or other registration rights with respect to registered primary offerings by the Company (A) covered by a Form S-8 registration statement or a successor form applicable to employee benefit-related offers and sales, (B) where the Ordinary Shares are not being sold for cash or (C) where the offering is a bona fide offering of securities other than Ordinary Shares, even if such securities are convertible into or exchangeable or exercisable for Ordinary Shares.

(ii)    the Company may postpone the filing of a demanded registration statement for a reasonable “blackout period” not in excess of 90 days if the Board of Directors of the Company determines that such registration or offering could materially interfere with a bona fide business or financing transaction of the Company or is reasonably likely to require premature public disclosure of information, the premature public disclosure of which could materially and adversely affect the Company; provided that the Company shall not postpone the filing of a demanded registration statement pursuant to this Section 6.1(d)(ii) more than twice in any 360 day period. Any such blackout period will last only for so long as such postponement condition is continuing and, in any event, such blackout period will end upon the earlier to occur of, (A) in the case of a bona fide business or financing transaction, a date not later than 90 days from the date such deferral commenced, and (B) in the case of disclosure of other non-public information, the earlier to occur of (x) the filing by the Company of its next succeeding Form 20-F, or (y) the date upon which such information is otherwise publicly disclosed.

6.2     Notices, Cutbacks and Other Matters.

(a)    Notifications Regarding Registration Statements and Shelf Takedowns. In order for the Shareholder to exercise its right to demand that a registration statement be filed or a shelf takedown occur, it must so notify the Company in writing indicating the number of Registrable Securities sought to be included in such registration or shelf takedown and the proposed plan of distribution.

(b)    Notifications Regarding Registration Piggyback Rights. Any Shareholder wishing to exercise its piggyback rights with respect to a registration statement or a shelf takedown must notify the Company of the number of Registrable Securities it seeks to have included in such registration statement or shelf takedown. Subject to Section 6.2(c), such notice must be given as soon as reasonably practicable and, in the case of piggyback rights with respect to a registration statement to be filed other than pursuant to a Shareholder demand, in no event later than five business days following delivery of notice by the Company (or three business days if requested in connection with an underwritten “block trade”). Notwithstanding delivery of such notice by a Shareholder, all determinations as to whether to complete any offering pursuant to a Shareholder demand and as to the timing, manner, price and other terms of any such offering contemplated by this Section 6.2(b) shall be determined by the Shareholder proposing to sell a majority of the Registrable Securities.

(c)    Notifications Regarding Demanded Underwritten Takedowns.

(i)    The Company will keep Siris apprised on a reasonably prompt basis of all pertinent aspects of any underwritten shelf takedown in order that the Shareholders may have a reasonable opportunity to exercise their related piggyback rights. Promptly (x) upon receipt of a shelf takedown request (but in no event more than two business days thereafter (or such shorter period as may be reasonably requested in connection with an underwritten “block trade”)) for any underwritten shelf takedown or (y) in the case of an underwritten shelf takedown to be made at the Company’s own initiative, following the Company’s election to pursue such underwritten shelf takedown, the Company shall deliver a notice (a “Shelf Takedown Notice”) to each Shareholder with Registrable Securities covered by the applicable registration statement (other than the demanding Shareholder, if applicable) (each a “Potential Takedown Participant”) offering each such Potential Takedown Participant the opportunity to include such Registrable Securities in any such underwritten shelf takedown.

(ii)    Subject to Section 6.2(e), the Company shall include in such underwritten shelf takedown all such Registrable Securities with respect to which the Company has received written requests for inclusion therein within two business days (or one business day if requested in connection with an underwritten “block trade” pursuant to a demand by a Shareholder) after the date that the Shelf Takedown Notice has been delivered. Notwithstanding the delivery of any Shelf Takedown Notice, all determinations as to whether to complete any underwritten shelf takedown and as to the timing, manner, price and other terms of any underwritten shelf takedown contemplated by this Section 6.2(c)(ii) shall be determined by the Shareholder proposing to sell a majority of the Registrable Securities.

(iii)    Pending any required public disclosure and subject to applicable legal requirements, the Parties will maintain appropriate confidentiality of their discussions regarding a prospective underwritten takedown.

(d)    Plan of Distribution, Underwriters and Counsel. If (i) a majority of the Ordinary Shares proposed to be sold in an underwritten offering through a non-shelf registration statement or through a shelf takedown are being sold by the Company for its own account and (ii) such offering was initiated by the Company and not by a Shareholder, the Company will be entitled to determine the plan of distribution and select the managing underwriters for such offering. Otherwise, the Shareholders holding a majority of the Registrable Securities requested to be included in such offering will be entitled to determine the plan of distribution and select the managing underwriters, and such majority will also be entitled to select counsel for the selling Shareholders (which may be the same as counsel for the Company). In the case of a shelf registration statement, the plan of distribution will provide as much flexibility as is reasonably possible, including with respect to resales by transferee Shareholders, in each case in a manner reasonably acceptable to the Company.

(e)    Cutbacks. If the managing underwriters advise the Company and the selling Shareholders that, in their opinion, the number of shares requested to be included in an underwritten offering exceeds the amount that can be sold in such offering without adversely affecting the distribution of the shares being offered, such offering will include only the number of shares that the underwriters advise can be sold in such offering.

(i)    In the case of a registered offering upon the demand of one or more Shareholders, the selling Shareholders (including those Shareholders exercising piggyback rights pursuant to this Agreement) collectively will have first priority and will be subject to cutback pro rata based on the number of Registrable Securities held by each such selling Shareholder at the time of the demand (up to the number of Registrable Securities initially requested by them to be included in such offering). To the extent of any remaining capacity, all other Shareholders having similar registration rights will have second priority and will be subject to cutback pro rata based on the number of shares initially requested by them to be included in such offering. Except as contemplated by the immediately preceding two sentences, other selling Shareholders (other than a transferee to whom a Shareholder has assigned its rights under this Agreement in accordance with the terms of this Agreement) will be included in an underwritten offering only with the consent of Shareholders holding a majority of the Registrable Securities being sold in such offering.

(ii)    In the case of a registered offering upon the initiative of the Company, the Company will have first priority. To the extent of any remaining capacity, the selling Shareholders exercising piggyback rights pursuant to this Agreement collectively will have second priority and will be subject to cutback pro rata based on the number of Registrable Securities held by each such selling Shareholder at the time the Company notice is issued (up to the number of Registrable Securities initially requested by them to be included in such offering). To the extent of any remaining capacity, all other Shareholders having similar registration rights will have third priority and will be subject to cutback pro rata based on the number of shares initially requested by them to be included in such offering. Except as contemplated by the immediately preceding sentence, other Shareholders (other than transferees to whom a Shareholder has assigned its rights under this Agreement in accordance with the terms of this Agreement) will be included in an underwritten offering only with the consent of Shareholders holding a majority of the Registrable Securities proposed to be sold by Shareholders in such offering.

(f)    Withdrawals. In connection with any offering initiated by the Company, even if Registrable Securities held by a Shareholder have been part of such offering, such Shareholder may, no later than the time at which the public offering price and underwriters’ discount are determined with the managing underwriter, decline to sell all or any portion of the shares being offered for its account.

(g)   Expenses. All reasonable and documented expenses incurred in connection with any registration statement or registered offering covering Registrable Securities held by Shareholders, including all registration and filing fees, printing expenses (including printing certificates for the shares in a form eligible for deposit with The Depository Trust Company and printing preliminary, supplemental and final prospectuses), word processing, duplicating, telephone and facsimile expenses, messenger and delivery expenses, transfer taxes, expenses incurred in connection with promotional efforts or “roadshows”, fees and disbursements of counsel (including the fees and disbursements of one outside counsel for the Shareholders (which may be the same as counsel for the Company) and fees and disbursements of counsel to the underwriters with respect to “blue sky” qualification of such shares and their determination for eligibility for investment under the Laws of the various jurisdictions and in connection with any filing with, and clearance of any offering by, FINRA (up to the cap on such fees included in any applicable underwriting agreement)) and of the independent certified public accountants (including with respect to the preparation of customary financial statements required to be included in any offering document, the provision of any customary comfort letters and the conduct of special audits required by, or incidental to, such registration), and the expense of qualifying such Registrable Securities under state blue sky and non-U.S. securities Laws, will be borne by the Company. However, underwriters’, brokers’ and dealers’ discounts and commissions applicable to Registrable Securities sold for the account of a Shareholder will be borne by such Shareholder.

6.3      Facilitating Registrations and Offerings.

(a)    General. If the Company becomes obligated under this Agreement to facilitate a registration and offering of Registrable Securities on behalf of Shareholders, the Company will use commercially reasonable efforts to do so as promptly as reasonably practicable. Without limiting this general obligation, the Company will fulfill its specific obligations as described in this Section 6.3.

(b)   Registration Statements. In connection with each registration statement that is demanded by Shareholders or as to which piggyback rights otherwise apply, the Company will:

(i)    (A) prepare and file (or confidentially submit) with the SEC a registration statement covering the applicable Registrable Securities, (B) prepare and file (or confidentially submit) such amendments or supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period ending when all of the securities covered by such registration statement have been disposed of in accordance with the intended methods of distribution by the sellers thereof set forth in such registration statement (but not in any event before the expiration of any longer period required under the Securities Act or, if such registration statement relates to an underwritten public offering, such longer period as in the opinion of counsel for the underwriters a prospectus is required by Law to be delivered in connection with the sale of Registrable Securities by an underwriter or dealer), (C) seek the effectiveness thereof, and (D) file with the SEC prospectuses and prospectus supplements as may be required, all in consultation with the Shareholders and as reasonably necessary in order to permit the offer and sale of the such Registrable Securities in accordance with the applicable plan of distribution;

(ii)    (A) within a reasonable time prior to the filing of any registration statement, any prospectus, any amendment to a registration statement, amendment or supplement to a prospectus or any free writing prospectus, provide copies of such documents to the selling Shareholders and to the underwriter or underwriters of an underwritten offering, if applicable, and to their respective counsel; fairly consider such reasonable changes in any such documents prior to or after the filing thereof as the counsel to the Shareholders or the underwriter or the underwriters may request; and make such of the representatives of the Company as shall be reasonably requested by the selling Shareholders or any underwriter available for discussion of such documents; and (B) within a reasonable time prior to the filing of any document which is to be incorporated by reference into a registration statement or a prospectus, provide copies of such document to counsel for the Shareholders and underwriters; fairly consider such reasonable changes in such document prior to or after the filing thereof as counsel for such Shareholders or such underwriter shall request; and make such of the representatives of the Company as shall be reasonably requested by such counsel available for discussion of such document;

(iii)    cause each registration statement and the related prospectus and any amendment or supplement thereto, as of the effective date of such registration statement, amendment or supplement and during the distribution of the registered Registrable Securities (A) to comply in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC and (B) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(iv)    notify each Shareholder promptly, and, if requested by such Shareholder, confirm such advice in writing, (A) when a registration statement has become effective and when any post-effective amendments and supplements thereto become effective if such registration statement or post-effective amendment is not automatically effective upon filing pursuant to Rule 462, (B) of the issuance by the SEC or any state or non-U.S. securities authority of any stop order, injunction or other order or requirement suspending the effectiveness of a registration statement or the initiation of any proceedings for that purpose, (C) if, between the effective date of a registration statement and the closing of any sale of securities covered thereby pursuant to any agreement to which the Company is a party, the representations and warranties of the Company contained in such agreement cease to be true and correct in all material respects or if the Company receives any notification with respect to the suspension of the qualification of the shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (D) of the happening of any event during the period a registration statement is effective as a result of which such registration statement or the related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, if required by applicable Law, prepare and file a supplement or amendment to such registration statement or prospectus so that, as thereafter delivered to the purchasers of shares registered thereby, such registration statement or prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

(v)    furnish counsel for each underwriter, if any, and for the Shareholders copies of any correspondence with the SEC or any state securities authority relating to the registration statement or prospectus;

(vi)    otherwise comply with all applicable rules and regulations of the SEC, including making available to its security holders an earnings statement covering at least 12 months which shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar provision then in force); and

(vii)    use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of a registration statement at the earliest possible time.

(c)    Non-Shelf Registered Offerings and Shelf Takedowns. In connection with any non-shelf registered offering or shelf takedown that is demanded by a Shareholder or as to which piggyback rights otherwise apply, the Company will:

(i)    cooperate with the selling Shareholders and the sole underwriter or managing underwriter of an underwritten offering Registrable Securities, if any, to facilitate the timely preparation and delivery of certificates representing the shares to be sold and not bearing any restrictive legends; and enable such shares to be in such denominations (consistent with the provisions of the governing documents thereof) and registered in such names as the selling Shareholders or the sole underwriter or managing underwriter of an underwritten offering of shares, if any, may reasonably request at least five days prior to any sale of such shares;

(ii)    furnish to each Shareholder and to each underwriter, if any, participating in the relevant offering, without charge, as many copies of the applicable prospectus, including each preliminary prospectus, and any amendment or supplement thereto and such other documents as such Shareholder or underwriter may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities; and the Company hereby consents to the use of the prospectus, including each preliminary prospectus or prospectus supplement, by each such Shareholder and underwriter in connection with the offering and sale of the Registrable Securities covered by the prospectus, the preliminary prospectus or prospectus supplement;

(iii)    (A) use commercially reasonable efforts to register or qualify the Registrable Securities being offered and sold, no later than the time the applicable registration statement becomes effective, under all applicable state securities or “blue sky” Laws of such jurisdictions as each underwriter, if any, or any Shareholder holding Registrable Securities covered by a registration statement, shall reasonably request; (B) use commercially reasonable efforts to keep each such registration or qualification effective during the period such registration statement is required to be kept effective; (C) comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in the registration statement; and (D) do any and all other acts and things which may be reasonably necessary or advisable to enable each such underwriter, if any, and Shareholder to consummate the disposition in each such jurisdiction of such Registrable Securities owned by such Shareholder; provided, however, that the Company shall not be obligated to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to consent to be subject to general service of process (other than service of process in connection with such registration or qualification or any sale of Registrable Securities in connection therewith) in any such jurisdiction where it would not otherwise be required to qualify but for this subparagraph (iii) or subject itself to taxation in any such jurisdiction;

(iv)    (A) cause all Registrable Securities being sold to be qualified for inclusion in or listed on the NYSE or any other U.S. securities exchange on which Registrable Securities issued by the Company are then so qualified or listed if so requested by the Shareholders, or if so requested by the underwriter or underwriters of an underwritten offering of Registrable Securities, if any and arrange for at least two market makers to register with FINRA as such with respect to the Registrable Securities, (B) comply (and continue to comply) with the requirements of any self-regulatory organization applicable to the Company, including all corporate governance requirements, (C) use commercially reasonable efforts to cause Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof to consummate the disposition of such Registrable Securities and (D) use commercially reasonable efforts to provide a transfer agent and registrar for all Registrable Securities to be sold by the Shareholders not later than the effective date of such registration statement;

(v)    cooperate and assist in any filings required to be made with FINRA and in the performance of any due diligence investigation by any underwriter in an underwritten offering;

(vi)    use commercially reasonable efforts to facilitate the distribution and sale of any Registrable Securities to be offered pursuant to this Agreement, including by making road show presentations, holding meetings with and making calls to potential investors and taking such other actions as shall be requested by the Shareholders or the lead managing underwriter of an underwritten offering;

(vii)    enter into customary agreements (including, in the case of an underwritten offering, underwriting agreements in customary form, and including provisions with respect to indemnification and contribution in customary form and consistent with the provisions relating to indemnification and contribution contained herein) and take all other customary and appropriate actions, at such times as customarily occur in similar registered offerings or shelf takedowns, in order to expedite or facilitate the disposition of such Registrable Securities in connection therewith, including:

(A)    make such representations and warranties to the selling Shareholders and the underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in similar underwritten offerings;

(B)    obtain opinions of counsel to the Company in all relevant jurisdictions and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the lead managing underwriter, if any) addressed to each selling Shareholder and the underwriters, if any, covering the matters and jurisdictions customarily covered in opinions requested in sales of securities or underwritten offerings and such other matters as may be reasonably requested by such Shareholders and underwriters;

(C)    obtain “cold comfort” letters and updates thereof from the Company’s independent certified public accountants addressed to the selling Shareholders, if permissible, and the underwriters, if any, which letters shall be customary in form and shall cover matters of the type customarily covered in “cold comfort” letters to underwriters in connection with primary underwritten offerings;

(D)    cause the Company’s directors and executive officers to enter into lock-up agreements in customary form; and

(E)    to the extent requested and customary for the relevant transaction, enter into a securities sales agreement with the Shareholders providing for, among other things, the appointment of such representative as agent for the selling Shareholders for the purpose of soliciting purchases of Registrable Securities, which agreement shall be customary in form, substance and scope and shall contain customary representations, warranties and covenants;

(viii)    take all actions to ensure that any free writing prospectus utilized in connection with any registration or offering hereunder complies in all material respects with the Securities Act in relation to the circulation of a prospectus, is filed in accordance with the Securities Act, is retained in accordance with the Securities Act and, when taken together with the related prospectus, prospectus supplement and related documents, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(ix)    permit any Shareholder that, in its sole exclusive judgment, might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such registrations statement and to allow such Shareholder to provide language for insertion therein, in form and substance satisfactory to the Company, which in the reasonable judgment of such Shareholder and its counsel should be included;

(x)    use commercially reasonable efforts to (A) make Form F-3 available for the sale of Registrable Securities and (B) prevent the issuance of any stop order suspending the effectiveness of a registration statement, or the issuance of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Registrable Securities included in such registration statement for sale in any jurisdiction, and in the event any such order is issued, use commercially reasonable efforts to obtain promptly the withdrawal of such order;

(xi)    if requested by any managing underwriter and reasonably available, include in any prospectus or prospectus supplement updated financial or business information for the Company’s most recent period or current quarterly period (including estimated results or ranges of results) if required for purposes of marketing the offering in the view of the managing underwriter;

(xii)    take no direct or indirect action prohibited by Regulation M under the Exchange Act;

(xiii)    cooperate with each Shareholder covered by the registration statement and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with the preparation and filing of applications, notices, registrations and responses to requests for additional information with FINRA, the NYSE or any other national securities exchange on which the Registrable Securities are or are to be listed, and to the extent required by the rules and regulations of FINRA, retain a Qualified Independent Underwriter acceptable to the managing underwriter;

(xiv)    if the Company files an automatic shelf registration statement covering any Registrable Securities, use commercially reasonable efforts to remain a WKSI (and not become an ineligible issuer (as defined in Rule 405 under the Securities Act)) during the period during which such automatic shelf registration statement is required to remain effective;

(xv)    if the Company does not pay the filing fee covering the Registrable Securities at the time an automatic shelf registration statement is filed, pay such fee at such time or times as the Registrable Securities are to be sold;

(xvi)    if the automatic shelf registration statement has been outstanding for at least three years, at the end of the third year, refile a new automatic shelf registration statement covering the Registrable Securities, and, if at any time when the Company is required to re-evaluate its WKSI status the Company determines that it is not a WKSI, use commercially reasonable efforts to refile the shelf registration statement on Form F-3 and keep such registration statement effective during the period during which such registration statement is required to be kept effective; and

(xvii)    if the Company plans to file any automatic shelf registration statement for the benefit of the holders of any of its securities other than the Shareholders, and the Shareholders do not request that their Registrable Securities be included in such shelf registration statement, the Company agrees that it will, at the request of any Shareholder, include in such automatic shelf registration statement such disclosures as may be required by Rule 430B in order to ensure that the Shareholders may be added to such shelf registration statement at a later time through the filing of a prospectus supplement rather than a post-effective amendment (and if the Company has filed any automatic shelf registration statement for the benefit of the holders of any of its securities other than the Shareholders, the Company shall, at the request of any Shareholder, file any post-effective amendments necessary to include therein all disclosure and language necessary to ensure that the Shareholders may be added to such shelf registration statement).

(d)    Due Diligence. In connection with each registration and offering of Registrable Securities to be sold by Shareholders, the Company will, in accordance with customary practice, make available for inspection by representatives of the Shareholders and underwriters and any counsel or accountant retained by such Shareholder or underwriters all relevant financial and other records, pertinent corporate documents and properties of the Company and cause appropriate officers, managers and employees of the Company to supply all information reasonably requested by any such representative, underwriter, counsel or accountant in connection with their due diligence exercise.

(e)     Information from Shareholders. Each Shareholder that holds Registrable Securities covered by any registration statement will promptly furnish to the Company such information regarding itself as is required to be included in the registration statement, the ownership of Registrable Securities by such Shareholder and the proposed distribution by such Shareholder of such Registrable Securities as the Company may from time to time reasonably request in writing.

(f)     Lock-up Agreements. In connection with any underwritten offering pursuant to this Section VI, at the request of the Company, each Shareholder shall enter into one or more agreements with the managing underwriters in connection with any such underwritten offering pursuant to which such Shareholder will agree not to offer, pledge, sell, make any short sale of, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or other Equity Interests of the Company or any security convertible into, exercisable or exchangeable for, any Ordinary Shares or other Equity Interests of the Company, whether then owned or thereafter acquired, except as part of such underwritten offering or with the prior written consent of the managing underwriters of such underwritten offering, for a period designated by such managing underwriter, which period shall not begin prior to the beginning of the investor road show in connection with such underwritten offering (or, if there is no investor road show, the date of the underwriting agreement with respect to such underwritten offering) and shall not last more than 90 days after the date of the final prospectus (or prospectus supplement, as applicable) used in connection with such underwritten offering and, in each case, shall not exceed the lock-up period applicable to the Company.

6.4      Indemnification.

(a)    Indemnification by the Company. In the event of any registration under the Securities Act by any registration statement of Registrable Securities held by Shareholders, the Company will indemnify and hold harmless each Shareholder, any such Shareholder’s officers, directors, employees, agents and representatives, and any successors and assigns thereof, and each underwriter of such securities and each other person, if any, who controls any Shareholder or such underwriter within the meaning of the Securities Act, against any losses, claims, actions, damages, liabilities or expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable attorney fees and expenses) (collectively, “Losses”) joint or several, to which the Shareholders or such underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such Losses arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained in (A) any registration statement, prospectus, preliminary prospectus or free writing prospectus, or any amendment thereof or supplement thereto or (B) any application or other document or communication (in this Section 6.4, collectively called an “application”) executed by or on behalf of the Company or based upon written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify any securities covered by such registration under the “blue sky” or securities Laws thereof, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) any violation or alleged violation by the Company of the Securities Act or any other similar federal or state securities Laws or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance; and will reimburse any such Indemnified Party for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Losses; provided, however, that the Company shall not be liable to any such Indemnified Party in any such case to the extent that any such Losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, prospectus, preliminary prospectus or free writing prospectus or any amendment or supplement thereto, or in any application, in reliance upon and in conformity with information furnished to the Company through a written instrument duly executed by such Indemnified Party specifically for use in the preparation thereof.

(b)    Indemnification by Shareholders. Each Shareholder will indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 6.4(a)) the Company, its officers, directors, employees, agents and representatives, and any successors and assigns thereof, and each Person who controls the Company (within the meaning of the Securities Act), with respect to Losses (as determined by a final and unappealable judgment, order or decree of a court of competent jurisdiction) arising from (i) any statement or omission from such registration statement, or any amendment or supplement to it, if such statement or omission was made in reliance upon and in conformity with information furnished to the Company by such Shareholder in writing for use in the preparation of such registration statement or amendment or supplement, and (ii) any violation by such Shareholder of applicable Law in connection with the sale or other disposition of the securities covered by such registration statement; and will reimburse any such Indemnified Party for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Losses; provided, however, that the aggregate liability of each Shareholder hereunder shall be limited to the net proceeds received by such Shareholder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

(c)    Indemnification Procedures. Promptly after receipt by an Indemnified Party of notice of the commencement of any action involving a claim referred to in Section 6.4(a) and Section 6.4(b), the Indemnified Party will, if a resulting claim is to be made or may be made against and Indemnifying Party, give written notice to the Indemnifying Party of the commencement of the action. The failure of any Indemnified Party to give notice shall not relieve the Indemnifying Party of its obligations in this Section 6.4, except to the extent that the Indemnifying Party is actually prejudiced by the failure to give notice. If any such action is brought against an Indemnified Party, the Indemnifying Party will be entitled to participate in and to assume the defense of the action with counsel reasonably satisfactory to the Indemnified Party, and after notice from the Indemnifying Party to such Indemnified Party of its election to assume defense of the action, the Indemnifying Party will not be liable to such Indemnified Party for any legal or other expenses incurred by the latter in connection with the action’s defense. An Indemnified Party shall have the right to employ separate counsel in any Action and participate in the defense thereof, but the fees and expenses of such counsel shall be at such Indemnified Party’s expense unless (i) the employment of such counsel has been specifically authorized in writing by the Indemnifying Party, (ii) the Indemnifying Party has not assumed the defense and employed counsel reasonably satisfactory to the Indemnified Party within 30 days after notice of any such Action, or (iii) the named parties to any such Action (including any impleaded parties) include the Indemnified Party and the Indemnifying Party and the Indemnified Party shall have been advised by such counsel that there may be one or more legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party (in which case the Indemnifying Party shall not have the right to assume the defense of such Action on behalf of the Indemnified Party), it being understood, however, that the Indemnifying Party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to all local counsel which is necessary, in the good faith opinion of both counsel for the Indemnifying Party and counsel for the Indemnified Party in order to adequately represent the Indemnified Parties) for the Indemnified Party and that all such fees and expenses shall be reimbursed as they are incurred upon written request and presentation of invoices. Whether or not a defense is assumed by the Indemnifying Party, the Indemnifying Party will not be subject to any liability for any settlement made without its consent (such consent not to be unreasonably withheld, delayed or conditioned). No Indemnifying Party will consent to entry of any judgment or enter into any settlement which (i) does not include as an unconditional term the giving by the claimant or plaintiff, to the Indemnified Party, of a release from all liability in respect of such claim or litigation or (ii) involves the imposition of equitable remedies or the imposition of any non-financial obligations on the Indemnified Party.

(d)    Contribution. If the indemnification required by this Section 6.4 from the Indemnifying Party is unavailable to or insufficient to hold harmless an Indemnified Party in respect of any indemnifiable Losses, then the Indemnifying Party shall contribute to the amount paid or payable by the Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect (i) the relative benefit of the indemnifying and Indemnified Parties and (ii) if the allocation in clause (i) is not permitted by applicable Law, in such proportion as is appropriate to reflect the relative benefit referred to in clause (i) and also the relative fault of the indemnified and Indemnifying Parties, in connection with the actions which resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and the Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact, has been made by, or relates to information supplied by, such Indemnifying Party or parties, and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. The Company and Shareholders agree that it would not be just and equitable if contribution pursuant to this Section 6.4(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the prior provisions of this Section 6.4(d). Notwithstanding the provisions of this Section 6.4(d), no Shareholder shall be required to contribute any amount in excess of the amount by which the net proceeds from the sale of the Registrable Securities by such Shareholder exceeds the amount of any damages which the Indemnifying Party has otherwise been required to pay by reason of such an untrue statement or omission of material fact. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such a fraudulent misrepresentation.

(e)    Advancement of Expenses. The Company will advance the expenses incurred in connection with any action involving a claim referred to in Section 6.4(a) within 30 days after the receipt by the Company of a statement or statements requesting such advances from time to time, whether prior to or after final disposition of such action. Advances will be unsecured and interest free. The Indemnified Party hereby undertakes to repay any amounts so advanced (without interest) to the extent that it is ultimately determined that the Indemnified Party is not entitled to be indemnified by the Company.

(f)    Non-Exclusive Remedy. The indemnification and contribution provided for under this Agreement will be in addition to any other rights to indemnification or contribution that any Indemnified Party may have pursuant to Law or contract (and the Company and its Subsidiaries shall be considered the indemnitors of first resort in all such circumstances to which this Section VI applies) and will remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party or any officer, director or controlling Person of such Indemnified Party and will survive the transfer of Registrable Securities and the termination or expiration of this Agreement.

(g)    Rule 144. If the Company is subject to the requirements of Section 13, 14 or 15(d) of the Exchange Act, the Company covenants that it will use commercially reasonable efforts to file any reports required to be filed by it under the Securities Act and the Exchange Act so as to enable such Shareholder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Shareholder, the Company will deliver to such Shareholder a written statement as to whether it has complied with such requirements. Furthermore, the Company shall use commercially reasonable efforts to facilitate any sale by a Shareholder under Rule 144, including delivery of any legal opinions and instruction letters required by the Company’s transfer agent and such other documentation as may be reasonably requested by the Shareholder or its broker in connection with such sales.

SECTION VII.           MISCELLANEOUS PROVISIONS

7.1    Reliance. Each covenant and agreement made by a Party in this Agreement or in any certificate, instrument or other document delivered pursuant to this Agreement is material, shall be deemed to have been relied upon by the other Parties and shall remain operative and in full force and effect after the Effective Date regardless of any investigation.

7.2    Amendment or Supplement. Except as otherwise provided herein, any Party may waive any provision of this Agreement intended for its benefit or extend the time for the performance of any of the obligations or acts of the other Party. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a Party to any such waiver or extension shall be valid only if set forth in an instrument in writing signed on behalf of such Party. This Agreement may be amended only with the prior written consent of Siris and the Company and any such consent shall be binding on all Parties.

7.3    Notices. All notices, requests and other communications to any Party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (provided that the sender of such email does not receive written notification of delivery failure) or sent by overnight courier (providing proof of delivery) to the applicable Party at the following addresses:

If to the Company:

Bullish

c/o Maples Corporate Services Limited

P.O. Box 309, Ugland House

Grand Cayman KY1-1104

Attention: Legal Department

Email: notices@bullish.com

With a copy (which shall not constitute notice):

Bullish

26/F The Centrium

60 Wyndham Street

Central, Hong Kong

Attention: Legal Department

With a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

Attention: R. Alec Dawson, Andrew L. Milano and Samuel E. Worth

Email: alec.dawson@morganlewis.com

 andrew.milano@morganlewis.com

 samuel.worth@morganlewis.com

If to Siris or the Initial Shareholders:

Siris Capital Group, LLC

825 Third Avenue, Suite 2850

New York, NY 10022

Attention: Frank Baker and Grant Weisberg

Email: baker@siris.com

weisberg@siris.com

With a copy (which shall not constitute notice):

Sidley Austin LLP

1999 Avenue of the Stars, 17th Floor

Los Angeles, CA 90067

Attention: Dan Clivner, Daniel Belke and Luke Ashworth

Email: dclivner@sidley.com

 dbelke@sidley.com

 lashworth@sidley.com

If to any other Shareholder:

To the notice address set forth on the applicable Joinder Agreement executed and delivered by such Shareholder.

Or such other address or email address as such Party may hereafter specify by like notice to the other Party. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

7.4    Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile, electronic signature, PDF or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.

7.5    Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law.

7.6    Entire Agreement; Third-Party Beneficiaries. This Agreement constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the Party and their respective Affiliates, or any of them, with respect to the subject matter hereof and thereof. The Parties hereby irrevocably acknowledge and agree that each Significant Shareholder is an intended express third party beneficiary of Sections 4.1, 4.2, 4.3 and 4.4, with full right (but no obligation) to enforce any of the rights, covenants, obligations, representations, warranties, indemnities, or other undertakings of the Parties contemplated thereunder (as if the Significant Shareholders were a Party to this Agreement). The Parties acknowledge and agree that each Significant Shareholder (as a third-party beneficiary hereunder) shall receive copies of all notices between the Parties that are required to be given under Sections 4.1, 4.2, 4.3 and 4.4. The Parties further acknowledge and agree that if any Party becomes aware of any actual or threatened breach of Sections 4.1, 4.2, 4.3 or 4.4 by any Party hereto, such Party shall promptly (but in no event later than five Business Days after such Party becomes aware) notify each Significant Shareholder of such breach or threatened breach. Except as set forth above and for the rights of the Indemnified Parties set forth in Section 6.4, this Agreement is not intended to and does not confer upon any Person other than the Parties and their respective successors and permitted assigns any rights or remedies hereunder.

7.7     Termination. This Agreement shall terminate on the earlier of (a) the written agreement of Siris and the Company or (b) such date as all Shareholders cease to beneficially own any Registrable Securities; provided that notwithstanding any such termination, Section 6.4 (Indemnification) shall survive any expiration or termination of this Agreement. Termination of this Agreement shall not relieve any Party for the breach of any obligations under this Agreement prior to such termination.

7.8     Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed); provided that the Company shall be entitled to assign this Agreement in connection with any Change of Control of the Company; provided further that any such assignment by the Company shall not be effected to circumvent any provision of this Agreement or the Company’s obligations thereunder. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 7.8 shall be null and void. Permitted Transferees shall be made parties hereto, with any such additional party treated as a “Shareholder” for all purposes hereunder, only by executing a Joinder in the form attached as Exhibit A, which Joinder shall be attached to this Agreement and become a part hereof without any further action of any other Party.

7.9     Governing Law; Jurisdiction.

(a)    This Agreement, and all Actions arising out of or relating to this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.

(b)    All Actions arising out of or relating to this Agreement shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware). The Parties hereby irrevocably (i) submit to the sole and exclusive jurisdiction and venue of such courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action, (iii) agree to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court and (iv) agree to not bring any Action arising out of or relating to this Agreement in any forum other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware), except for Actions brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 7.9(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties. Each Party agrees that service of process upon such Party in any Action arising out of or relating to this Agreement shall be effective if notice is given in accordance with Section 7.3; provided, however, that nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by applicable Law. The Parties agree that a final judgment issued by the above named courts in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

7.10    Specific Enforcement. The Parties agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. The Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 7.9(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement. The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 7.10 shall not be required to provide any bond or other security in connection with any such order or injunction. No Party’s pursuit of specific performance at any time will be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such Party, as applicable, may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the Company, on the one hand, or by Siris or a Shareholder, on the other hand, and any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity, upon such Party.

7.11    WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION WITH RESPECT TO OR ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 7.11.

7.12    Further Assurances; Company Logo. At any time or from time to time after the Effective Date, the Parties agree to cooperate with each other, and at the request of any other Party, to execute and deliver (or cause to be delivered) any further instruments or documents and to take all such further action as any other Party may reasonably request in order to evidence or effectuate the provisions of this Agreement and to otherwise carry out the intent of the Parties hereunder.

7.13    No Limitation on Disclosure. Subject to the requirements of Section 7.2 hereof, nothing in this Agreement shall be construed to limit or restrict Siris’ or its Affiliates’ ability to make any disclosure required pursuant to applicable Law, including any required filing with the SEC, any applicable securities regulatory authority, or any stock exchange or self-regulatory organization, or any disclosure required pursuant to any order of a court or governmental authority of competent jurisdiction. Siris shall, to the extent practicable and legally permissible, use its commercially reasonable efforts to provide the Company with reasonable advance notice of any such disclosure.

7.14    Inconsistent Agreements. Neither the Company, Siris nor any Shareholder shall enter into any agreement or side letter with, or grant any proxy to, any shareholder of the Company, the Company or any other Person (whether or not such proxy, agreements or side letters are with other holders of Ordinary Shares that are not Parties or otherwise) that conflicts with the provisions of this Agreement or which would obligate such Person to breach any provision of this Agreement.

7.15    In-Kind Distributions. If Siris seeks to effectuate an in-kind distribution of all or part of its shares to its respective direct or indirect equity holders, the Company will, subject to any applicable lock-ups, including as set forth in Section 4.5, reasonably cooperate with Siris and use its commercially reasonable efforts to facilitate such in-kind distribution in the manner reasonably requested and consistent with the Company’s obligations under the Securities Act.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto are signing this Shareholder Agreement as of the date first set forth above.

COMPANY:

BULLISH

By:
Name:
Title:

[Signature Page to Shareholder Agreement]

SIRIS:

ORBIT PRIVATE GP, LLC

By: [●]

By:
Name:
Title: Authorized Person

[Signature Page to Shareholder Agreement]

INITIAL SHAREHOLDERS:

Orbit Private Investments, L.P.

By:	Orbit Private GP, LLC

By:
Name:
Title: Manager

Orbit Private Holdings I Ltd.

By:
Name:
Title:

Orbit Private Holdings I Ltd.

By:
Name:
Title:

[Signature Page to Shareholder Agreement]

EXHIBIT A

Joinder Agreement

By execution of this signature page, [_______________] hereby agrees to become a party to, and to be bound by the obligations of, and receive the benefits of, that certain Shareholder Agreement, dated as of [●], by and among Bullish, an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), Orbit Private GP, LLC, a limited liability company organized under the laws of the Cayman Islands (“Siris”), Orbit Private Investments, L.P., an exempted limited partnership formed and registered under the laws of the Cayman Islands (“Seller”), Orbit Private Holdings I Ltd., a private company limited by shares incorporated in England and Wales (“Orbit I”), Orbit Private Holdings II Ltd., a private company limited by shares incorporated in England and Wales (“Orbit II” and, together with Seller and Orbit I, the “Initial Shareholders”), and any additional Shareholders (as defined therein) party thereto, as amended from time to time thereafter.

[NAME]

By:
Name:
Title:

Notice Address:

Accepted:

[COMPANY]

By:
Name:
Title: